SPUR VENTURES INC.

Consolidated Financial Statements
Three Months Ended March 31, 2004
(Unaudited - Prepared by Management)

These interim consolidated financial statements and
accompanying notes contained herein have not been
reviewed by the Company’s auditor.

SPUR VENTURES INC.
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
In Canadian dollars as at	2004	2003
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$3,180,492	$4,965,571
Accounts receivable and prepaid expenses	62,399	57,601
Marketable securities	-	98,500
Advance to joint venture - YMC (Note 3)	700,000	200,000
Advance to joint venture - YSC (Note 3)	1,658,534	-
	5,601,425	5,321,672

Fixed assets - net	23,310	26,663
Mineral properties (Note 3)	1,855,010	1,846,045

	$7,479,745	$7,194,380

LIABILITIES
Current
Accounts payable and accrued liabilities	$71,778	$38,616

SHAREHOLDERS' EQUITY
Capital stock (Note 2)
Authorized -
100,000,000 Common shares without par value
100,000,000 Preferred shares without par value
Issued -
28,889,328 Common shares (2003: 28,289,328)	12,402,326	11,846,776
Stock options and warrants (Note 2)	1,477,229	41,680
Deficit	(6,471,588)	(4,732,692)
	7,407,967	7,155,764

	$7,479,745	$7,194,380

APPROVED BY THE DIRECTORS

"Y.B. Ian He"	"Robert Atkinson"

Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(Unaudited)

In Canadian dollars	2004	2003

Expenses
Consulting fees	$105,000	$34,545
Depreciation	3,352	-
Interest	-	451
Management fees	-	12,500
Office and miscellaneous	8,918	9,232
Printing and mailing	4,049	367
Professional fees	12,494	9,826
Rent	8,029	5,747
Stock-based compensation expenses (Note 4( c ))	132,234	-
Transfer agent and filing fees	4,744	10,523
Travel, advertising and promotion	7,788	5,083
Wages and benefits	-	1,194
Write down of marketable securities	-	4,500

	286,608	93,968

Other income
Gain on disposal of marketable securities	2,333	-
Interest income	13,340	-
Energy trust income	825	2,375
Foreign exchange gain	79	1,464
	16,577	3,839

Loss for the period	(270,031)	(90,129)

Deficit, Beginning of period as previously reported	(4,732,692)	(3,422,638)
Stock-based compensation expenses (Note 2)	(1,468,865)	-
Deficit, Beginning of period, restated	(6,201,557)	(3,422,638)

Deficit, End of period	$(6,471,588)	$(3,512,767)

Basic and diluted loss per common share	$(0.01)	$(0.01)

Weighted average number of common shares
outstanding	28,800,207	17,949,328

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003
(Unaudited)

In Canadian dollars	2004	2003

Cash flows from operating activities
Energy trust income received	$825	$2,375
Interest received	28,811	-
Interest paid	-	(451)
Cash paid to suppliers and employees	(138,050)	(8,718)
	(108,414)	(6,794)

Cash flows from investing activities
Feasibility study, project development	(8,964)	(21,332)
Purchase of short-term investment	-	(1,000,000)
Advance to joint venture - YMC	(500,000)	-
Advance to joint venture - YSC	(1,658,534)	-
	(2,167,498)	(1,021,332)

Cash flows from financing activities
Share subscriptions received, net	390,000	1,467,500
Proceeds from disposal of marketable securities	100,833	-
	490,833	1,467,500

Increase (Decrease) in cash and cash equivalents	(1,785,079)	439,374

Cash and cash equivalents (Overdraft), beginning of period	4,965,571	(14,091)

Cash and cash equivalents, end of period	$3,180,492	$425,283

(The accompanying notes are an integral part of these consolidated financial statements)

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

1.

Basis of Presentation

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2003.

The same accounting policies, as disclosed in the audited financial statements, included in the Company’s latest annual report have been used, except as described in Note 2.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

The unaudited consolidated financial statements include Spur Ventures Inc. (“the Company”), and its wholly owned subsidiaries, Spur Chemicals (BVI) Inc. and International Phosphate Mining Corporation (International Phosphate). All significant inter-company transactions and accounts have been eliminated.

2.

Change of Accounting Policy

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants Standard 3870 which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of the grants.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

2.

Change of Accounting Policy - Continued

Accordingly, the opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $1,468,865, and an increase of $94,600 to share capital and $1,374,265 to stock options.

3.	Mineral Properties Yichang Phosphate Project

	YMC	YSC	Total
Exploration and development costs
Balance, December 31, 2003	$1,846,045	$-	$1,846,045
General and administration	-	161	161
Travel	4,384	4,420	8,804
Balance, March 31, 2004	$1,850,429	$4,581	$1,855,010

The Company has been involved in the Yichang Phosphate Project since 1996. The Company has set up a joint venture company, Yichang Maple Leaf Chemicals Ltd. (“YMC”), w ith a Chinese partner to undertake the development of the Yichang Phosphate Project. The original development plan for YMC included the construction of a greenfields integrated chemical facility and associated infrastructure, plus the development of the Dia nziping and Shukongping phosphate deposits (the “Phosphate Deposits”) to provide a captive source of phosphate for fertilizer production. Under the original joint venture terms the Company was to take a 90% interest in YMC, with the Chinese partner holding a 10% stake. This joint venture has been renegotiated because, as set out below, the Company has acquired an interest in an existing fertilizer facility, and under a new development plan is proposing to improve and expand the existing plant.

On April 20, 2004 the Company acquired a 72.18% controlling interest in a joint venture company, Yichang Spur Chemicals Ltd. (“YSC”), that owns a 100,000 tonnes per year (tpa) fertilizer facility in the City of Yichang, Hubei Province. The Company has to make an initial contribution of US$2.5 million to YSC to finance the construction of a phosphoric acid plant and undertake an expansion of the existing fertilizer facility from 100,000 to 300,000 tpa. The estimated cost of this expansion is US$8.2 million, based on a preliminary scoping study prepared for the Company by the Nanjing Chemical Industrial Design Institute. The Company also has agreed to pay interest on the existing debt of one of its partners for 5

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

years of approximately US$128,307 per year. However, the Company has no obligation to the repayment of debt of its partner.

During the three months ended March 31, 2004, the Company incurred exploration and development expenses of $4,420 in relation to the YSC joint venture. As of March 31, 2004, the Company has capitalized exploration and development expenses of $4,581 in relation to the YSC joint venture and advanced $1,658,534 (US$1.25 million equivalent, 50% of the US$2.5 million required contribution) to YSC for the construction of a 60,000 tpa phosphoric acid plant.

Since a fertilizer plant has been acquired under YSC, the terms of the original YMC joint venture was re-negotiated. The remaining principal assets of YMC are therefore the Phosphate Deposits and the associated mine development. Due to the need to maintain the nature and scope of the YMC joint venture contract consistent with previous government approvals, the Company agreed that the development of the Phosphate Deposits and any expansion beyond 300,000 tonnes in annual capacity of the fertiliser plant, be undertaken under the YMC joint venture.

Consequently, based on an independent engineering scoping study, the estimated investment for the development of 700,000 tonnes of additional fertilizer plant capacity (the other 300,000 tonnes to be undertaken by YSC at the same site), plus the mine development and associated infrastructure has been reduced to approximately US$93 million over the next 5 years. The restructuring of the YMC joint venture was completed on April 20, 2004. The Company plans to make capital contributions into YMC totaling US$25,560,000 over 5 years, representing the estimated minimum equity required to finance the total investment over the next five years to develop the phosphate mine and to expand the fertilizer plant from 300,000 tpa to 1 million tpa, estimated at US$93 million. The cost of mine development to supply a 1.2 million tpa mining rate is estimated at USD$29.8 million, including the value of YPCC’s contribution of the deposit, working capital and contingencies over the 5 year development period. The estimated capital cost of expansion of the fertilizer plant from 300,000 tpa capacity to 1million tpa is approximately US$49.8 million, plus working capital, contingencies and capitalized interest during construction over the next 5 years for a total of US$63.1 million. The balance above the equity to be contributed by the Company is anticipated to be financed though debt and cash flow. The Company’s interest in YMC has accordingly been adjusted to 78.72%, with the Chinese joint venture partner holding 21.28%.

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

During the three months ended March 31, 2004, the Company incurred exploration and development expenses of $4,384 in relation to the YMC joint venture. As of March 31, 2004, the Company has capitalized exploration and development expenses of $1,850,429 in relation to the YMC joint venture and advanced $700,000 to YMC for development expenses.

4.	Capital Stock, Warrants and Options

	(a)	Capital Stock

	(i)	Authorized
	100,000,000 common shares without par value
	100,000,000 preferred shares without par value, issuable in series and with special
	rights and restrictions to be determined on issuance

(ii)	Issued and outstanding

		Number of
		common shares	Amount

	Balance, December 31, 2003	28,289,328	$11,846,776
	Issued for exercise of warrants	400,000	240,000
	Issued for exercise of options	200,000	150,000
	Reallocation from stock options and warrants account
	- prior year	-	94,600
	- current period	-	70,950
	Balance, March 31, 2004	28,889,328	$12,402,326

(b)	Warrants The following is a summary of warrants transactions during the three-month period ended March 31, 2004:

		Weighted
		average
	Warrants	exercise
	outstanding	price

Balance, December 31, 2003	700,000	$0.81
Exercised	(400,000)	0.60
Balance, March 31, 2004	300,000	1.10

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

The following table summarizes information about warrants outstanding at March 31, 2004:

Number of warrants	Exercise price	Expiration date

300,000	$1.10	July 2005

(c)	Stock Options The following is a summary of stock option transactions during the three-month period ended March 31, 2004:

		Weighted
		average
	Options	exercise
	outstanding	price

Balance, December 31, 2003	3,885,000	$0.77
Exercised	(200,000)	0.75
Balance, March 31, 2004	3,685,000

The following table summarizes information about stock options outstanding at March 31, 2004:

	Exercise price
Number of Shares	($/share)	Expiry Date

700,000	0.90	June 18, 2006
2,200,000	0.60	May 6, 2008
635,000	1.20	June 19, 2008
100,000	0.90	October 18, 2005
50,000	0.90	November 19, 2006
3,685,000

During the three months ended March 31, 2004, compensation expense of $132,234 was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model with the assumptions disclosed in the annual audited consolidated financial statements.

5.

Related Party Transactions

During the three-month period ended March 31, 2004, the Company paid consulting fees of $97,500 (2003: $19,535) to companies controlled by 5 directors (2003: 1), management fee

SPUR VENTURES INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004
(Unaudited)

of $nil (2003: $12,500) to a company controlled by a director and legal fee of $nil (2003: $4,327) to a law firm of which a director was formerly a partner.

6.

Segmented Information

Management considers the exploration of phosphate interest in China to be the Company’s principal activity. All of the expenditures incurred in China in respect of this activity to date have been capitalized.

			March 31, 2004

	Canada	China	Consolidated

Current assets	$3,442,891	$-	$3,442,891
Fixed assets - net	23,310	-	23,310
Mineral properties		4,013,544	4,013,544
Total assets	$3,466,201	$4,013,544	$7,479,745

			December 31, 2003

	Canada	China	Consolidated

Current assets	$5,321,672	$-	$5,321,672
Fixed assets - net	26,663	-	26,663
Mineral properties		1,846,045	1,846,045
Total assets	$5,348,335	$1,846,045	$7,194,380